FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of June 2008
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
Share Code: GFI
ISIN Code: ZAE000018123
DEALING IN SECURITIES
In compliance with paragraphs 3.63 - 3.74 of the Listings
Requirements of JSE Limited, shareholders are advised that Gold
Fields Limited has granted, on 2 June 2008 (“the Grant Date”),
Share Appreciation Rights (“SARS”) and Performance Vesting
Restricted Shares (“PVRS”) to the directors and company secretary set out below. These offers were accepted by the directors and company secretary during the period ending 24 June 2008.
SARS are allocated at the volume weighted average price of Gold
Fields shares over the 20 trading days preceding the Grant Date.
SARS vest after three years and participants have a further three years in which to exercise the SARS. The value of the SARS which a participant may exercise will be the difference between the
Fair Market Value at date of exercise and the Fair Market Value on the allocation date. The Company at its sole discretion can decide to settle the SARS by issuing shares of the equivalent value or in cash.
PVRS are conditionally awarded with the final number settled after three years dependent on the performance criteria set being met. The number of shares to be settled will range from 0% to
300% of the conditional award. The determined number of PVRS will be settled to the participant in shares or in cash at the
Company’s discretion.
Name NJ Holland
Position Chief Executive Officer
Company Gold Fields Limited
No of SARS granted 19 200
SARS strike price R103.99
No of PVRS granted 27 500
PVRS strike price Nil
Class of underlying security to
which rights attach
Ordinary shares
Nature of transaction Grant of SARS and PVRS
Vesting Period
The PVRS and SARS vest on the
third anniversary of the Grant
Date
Nature of interest Direct Beneficial

Name                                                                                 TP Goodlace
Position Chief Operating Officer
Company Gold Fields Limited
No of SARS granted 21 150
SARS strike price R103.99
No of PVRS granted 27 750
PVRS strike price Nil
Class of underlying security to
which rights attach
Ordinary shares
Nature of transaction Grant of SARS and PVRS
Vesting Period
The PVRS and SARS vest on the
third anniversary of the Grant
Date
Nature of interest Direct Beneficial
Name
I Boninelli
Position Director
Company
GFL Mining Services Limited and
GFI Mining South Africa (Pty)
Limited
No of SARS granted 12 750
SARS strike price R103.99
No of PVRS granted 13 950
PVRS strike price Nil
Class of underlying security to
which rights attach
Ordinary shares
Nature of transaction Grant of SARS and PVRS
Vesting Period
The PVRS and SARS vest on the
third anniversary of the Grant
Date
Nature of interest Direct Beneficial
Name                                                                                 MD Fleischer
Position Director
Company
GFL Mining Services Limited
No of SARS granted 15 900
SARS strike price R103.99
No of PVRS granted 19 200
PVRS strike price Nil
Class of underlying security to
which rights attach
Ordinary shares
Nature of transaction Grant of SARS and PVRS
Vesting Period
The PVRS and SARS vest on the
third anniversary of the Grant
Date
Nature of interest Direct Beneficial

Name                                                                                 VP Pillay
Position                                                                             Director
Company GFL Mining Services Limited
No of SARS granted 15 900
SARS strike price R103.99
No of PVRS granted 19 200
PVRS strike price Nil
Class of underlying security to
which rights attach
Ordinary shares
Nature of transaction Grant of SARS and PVRS
Vesting Period
The PVRS and SARS vest on the
third anniversary of the Grant
Date
Nature of interest Direct Beneficial
Name D Roets
Position                                                                             Director
Company
GFL Mining Services Limited
No of SARS granted 5 700
SARS strike price R103.99
No of PVRS granted 6 200
PVRS strike price Nil
Class of underlying security to
which rights attach
Ordinary shares
Nature of transaction Grant of SARS and PVRS
Vesting Period
The PVRS and SARS vest on the
third anniversary of the Grant
Date
Nature of interest Direct Beneficial
Name                                                                                  C Farrel
Position                                                                             Company Secretary
Company Gold Fields Limited
No of SARS granted 4 350
SARS strike price R103.99
No of PVRS granted 2 625
PVRS strike price Nil
Class of underlying security to
which rights attach
Ordinary shares
Nature of transaction Grant of SARS and PVRS
Vesting Period
The PVRS and SARS vest on the
third anniversary of the Grant
Date
Nature of interest Direct Beneficial

In accordance with section 3.66 of the Listings Requirements the necessary clearance was obtained to grant the abovementioned SARS and PVRS.
Sponsor: JP Morgan Equities Limited
24 June 2008

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 30 June 2008
GOLD FIELDS LIMITED
By:
Name:    Mr W J Jacobsz
Title:      Senior Vice President: Investor
Relations and Corporate Affairs